

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2022

Allan Dicks
Chief Financial Officer
Montrose Environmental Group, Inc.
5120 Northshore Drive
North Little Rock, Arkansas 72118

> **Re: Montrose Environmental Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-39394**

Dear Mr. Dicks:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services